Valneva SE 6-K/A

Exhibit 99.1

VALNEVA SE - CONSOLIDATED FINANCIAL STATEMENTS 2022	1

CONSOLIDATED FINANCIAL STATEMENTS 2022

VALNEVA

A European Company (Societas Europaea) with a Management and a Supervisory Board

Registered offices:

6 rue Alain Bombard, 44800 SAINT-HERBLAIN - France

Nantes Companies Register (RCS) No. 422 497 560

Unaudited Consolidated Interim financial statements
as at March 31, 2022

VALNEVA SE - CONSOLIDATED FINANCIAL STATEMENTS 2022	2
1.	Unaudited interim consolidated statements of income (loss) and comprehensive income (Loss)
1.1	Unaudited Interim Condensed Consolidated Statements of Income (Loss)

€ in thousand	Three months ended March 31,

(except per share amounts)	2022	2021
Product sales	16,162	16,124
Other revenues	5,686	7,092
Revenues	21,847	23,215

Cost of goods and services	(13,860)	(14,650)
Research and development expenses	(20,689)	(27,732)
Marketing and distribution expenses	(2,034)	(4,941)
General and administrative expenses	(5,770)	(10,010)
Other income and expenses, net	2,084	2,979
OPERATING LOSS	(18,422)	(31,138)

Finance income	13	7,695
Finance expenses	(7,130)	(4,607)
Result from investments in associates	—	(19)
LOSS BEFORE INCOME TAX	(25,539)	(28,070)

Income tax income/(expense)	(502)	368
LOSS FOR THE PERIOD	(26,041)	(27,702)

Losses per share for profit/loss for the period attributable to the equity holders of the Company, expressed in € per share
- basic	(0.24)	(0.30)
- diluted	(0.24)	(0.30)

VALNEVA SE - CONSOLIDATED FINANCIAL STATEMENTS 2022	3
1.2	Unaudited Interim Condensed Consolidated Statement of Comprehensive Income (Loss)

€ in thousand	Three months ended March 31,
	2022	2021
Loss for the period	(26,041)	(27,702)
Other comprehensive income/(loss)
Items that may be reclassified to profit or loss
Currency translation differences	(244)	(337)
Items that will not be reclassified to profit or loss
Defined benefit plan actuarial gains/(losses)	—	—
Other comprehensive loss for the period, net of tax	(244)	(337)
TOTAL COMPREHENSIVE LOSS FOR THE PERIOD ATTRIBUTABLE TO THE OWNERS OF THE COMPANY	(26,285)	(28,038)
2	Unaudited Interim Condensed Consolidated balance sheets

€ in thousand	March 31,	December 31,
	2022	2021
ASSETS
Non-current assets	232,690	231,520
Intangible assets	31,765	32,700
Right of use assets	47,562	48,285
Property, plant and equipment	128,418	125,545
Investments in associates	2,124	2,124
Deferred tax assets	3,304	3,582
Other non-current assets	19,516	19,282
Current assets	545,021	585,832
Inventories	139,725	124,098
Trade receivables	25,061	44,013
Other current assets	68,972	71,036
Cash and cash equivalents	311,264	346,686
Total assets	777,711	817,352
EQUITY
Capital and reserves attributable to the Company’s equity holders	148,406	170,581
Share capital	16,170	15,786
Share premium	412,799	409,258
Other reserves	52,452	52,512
Accumulated deficit	(306,974)	(233,549)
Loss for the period	(26,041)	(73,425)
LIABILITIES
Non-current liabilities	266,049	277,791
Borrowings	48,005	50,726
Lease liabilities	52,663	53,687
Contract liabilities	4,830	4,741
Refund liabilities	156,229	158,970
Provisions	2,975	8,308
Deferred tax liabilities	1,280	1,290
Other liabilities	68	69
Current liabilities	363,257	368,979
Borrowings	11,730	7,107
Trade payables and accruals	66,268	68,119
Income tax liability	72	83
Tax and Employee-related liabilities	19,838	17,249
Lease liabilities	3,122	3,135
Contract liabilities	122,478	124,017
Refund liabilities	100,279	95,611
Provisions	30,554	48,708
Other liabilities	8,917	4,950
Total liabilities	629,305	646,771
Total equity and liabilities	777,711	817,352

VALNEVA SE - CONSOLIDATED FINANCIAL STATEMENTS 2022	4
3	Unaudited Interim Condensed Consolidated statements of cash flows

€ in thousand	Three months ended March 31,
	2022	2021
Cash flows from operating activities
Loss for the period	(26,041)	(27,702)
Adjustments for non-cash transactions	(6,922)	6,232
Changes in non-current operating assets and liabilities	(4,763)	1,951
Changes in working capital	11,193	68,373
Cash generated from/(used in) operations	(26,533)	48,855
Income tax paid	(318)	(1,296)
Net cash generated from/(used in) operating activities	(26,851)	47,559

Cash flows from investing activities
Purchases of property, plant and equipment	(9,385)	(16,333)
Purchases of intangible assets	(76)	(543)
Interest received	13	19
Net cash used in investing activities	(9,447)	(16,857)

Cash flows from financing activities
Proceeds from issuance of common stock, net of costs of equity transactions	3,726	2,209
Disposal of treasury shares	—	154
Payment of lease liabilities	(835)	(518)
Interest paid	(1,909)	(3,396)
Net cash generated from/(used in) financing activities	982	(1,550)

Net change in cash and cash equivalents	(35,316)	29,152
Cash and cash equivalents at beginning of the period	346,642	204,394
Exchange gains/(losses) on cash	(107)	2,324
Restricted cash	45	43
Cash and cash equivalents at end of the period	311,264	235,913

VALNEVA SE - CONSOLIDATED FINANCIAL STATEMENTS 2022	5
4	Unaudited Interim Condensed Consolidated statements of changes in equity

€ in thousand (except number of shares)	Number of shares issued	Share capital	Share premium	Other reserves	Retained earnings/ (Accumulated deficit)	Profit/ (loss) for the period	Total equity
Balance as at January 1, 2021	90,970,562	13,646	244,984	52,342	(169,156)	(64,393)	77,422
Total comprehensive loss	—	—	—	(337)	—	(27,702)	(28,038)
Income appropriation	—	—	—	—	(64,393)	64,393	—
Share-based compensation expense:
- value of services	—	—	—	608	—	—	608
- exercises	793,200	119	2,090	—	—	—	2,209
Treasury shares	—	—	—	154	—	—	154
Balance as at March 31, 2021	91,763,762	13,765	247,074	52,768	(233,549)	(27,702)	52,355

Balance as at January 1, 2022	105,239,085	15,786	409,258	52,512	(233,549)	(73,425)	170,581
Total comprehensive loss	—	—	—	(244)	—	(26,041)	(26,285)
Income appropriation	—	—	—	—	(73,425)	73,425	—
Share-based compensation expense:
- value of services	—	—	—	185	—	—	185
- exercises	2,563,011	384	3,541	—	—	—	3,925
Treasury shares	—	—	—	—	—	—	—
Balance as at March 31, 2022	107,802,096	16,170	412,799	52,452	(306,974)	(26,041)	148,406